U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SEC File Number
FORM 12b-25	06-814
CUSIP Number
NOTIFICATION OF LATE FILING	911805 10 9
(Check One):

(Check One) [ ] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [X] Form 10-Q and 10-QSB
[ ]Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Part I - Registrant Information

Full name of Registrant:  U.S. Energy Corp.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 877 N. 8th W.

City, State and Zip Code: Riverton, Wyoming 82501

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form
X
20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Form 10-Q for the first quarter 2006 due to the extraordinary time required for the registrant to complete and file a prior report, and restate financial statements and amend other prior reports:

•
The Form 10-K (year ended December 31, 2005) was filed subject to an extension because of the complexities involved in accounting for (i) the class D shares of Enterra Acquisitions (US), Inc. (convertible to Enterra Trust Units on June 1, 2006) as embedded derivative instruments (in accordance with SFAS 133); and (ii) the February 2005 $4.72 million beneficial conversion feature associated with a convertible debt financing.

•
As a result of the need to properly account for the embedded derivatives and the conversion feature for the convertible debt, the financial statements in the Forms 10-Q for the periods ended March 31, June 30 and September 30, 2005 had to be restated and the Forms 10-Q amended.

The Form 10-Q for the quarter ended March 31, 2006 was filed and accepted by the SEC on May 15, 2006 approximately 5 minutes after the cut off deadline. The Form 10-Q for the quarter ended March 31, 2006 will therefore be disseminated on May 16, 2006. The Company is therefore filing this 12b-25 so all filings of the Company will remain current.

Due to the significance of the financial statements on the disclosures in the Form 10-Q, the registrant does not believe that any portion of the Form 10-Q should be filed without the financial statements.

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Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification. Stephen E. Rounds, Attorney, 303.377.6997.

(2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
[X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]Yes [ ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company recorded a loss of $1,085,100 or $0.06 per share during the three months ended March 31, 2006 as compared to a loss of $1,598,500 or $0.11 per share for the three months ended March 31, 2005. The major contributor to the reduction in the loss reported during the two periods was the gain recognized on the sale of assets under a contract with Uranium Power Corp.

U.S. Energy Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006      By:   /s/Robert Scott Lorimer
               Robert Scott Lorimer, CFO

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